IEX SERVICES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

SEC ID Number – 8-69280

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


<table>
<tr><td>OMB APPROVAL</td></tr>
<tr><td>OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12</td></tr>
<tr><td>SEC FILE NUMBER</td></tr>
<tr><td></td></tr>
</table>


ANNUAL
REPORTSFORM
X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING_____01/01/22_____AND ENDING _____12/31/22_____
                                       MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: **IEX Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):
   ☒Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 World Trade Center, 58th Floor
                              (No. and Street)
        New York   **NY**   **10007**
         (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

   Craig Resnick   **+1 646-343-2051**   craig.resnick@iextrading.com
   (Name)   (Area Code – Telephone Number)   (Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
   Deloitte & Touche LLP
                  (Name – if individual, state last, first, and middle name)

30 Rockefeller Center	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003   No. 34
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Confidential Pursuant to Rule 17a-5(e)(3).





AFFIRMATION

I, Craig Resnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial report pertaining to IEX Services LLC, as of and for the year ended December 31, 2022, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO/Treasurer
Title

February 28, 2023
Date

Notary Public

Christopher Confrey
Notary Public, State of New York
Reg. No. 02CO6324909
Qualified in Rockland County
Commission Expires May 18, 2023

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

This filing** contains (check all applicable boxes):	Page
☒(a) Statement of financial condition.	2
☐(b) Notes to consolidated statement of financial condition.	
☒(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).	3
☒(d) Statement of cash flows.	4
☒(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.	5
☐(f) Statement of changes in liabilities subordinated to claims of creditors.	
☒(g) Notes to consolidated financial statements.	6-11
☒(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.	12
☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.	
☒(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.	13
☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.	
☐(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.	
☒(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.	13
☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.	
☒(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.	
☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.	
☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.	
☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☒(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☐(t) Independent public accountant's report based on an examination of the statement of financial condition.	
☒(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.	1
☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☒(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.	
☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.	

☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).	
☐(z) Other: ‗	

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2022, and the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules h, j, m and o listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2023

We have served as the Company's auditor since 2014.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	11,239,480
Due from affiliate		2,876,306
Receivables from clearing firm		2,426,983
Due from parent		44,470
Prepaid expenses		35,860
Other receivables		29,953
TOTAL ASSETS	$	16,653,052

Liabilities and Member's Equity

Liabilities:

Accrued expenses and other liabilities	$	3,968,166
Payable to parent		321,068
Due to affiliate		249,753
TOTAL LIABILITIES		4,538,987

Member's equity:

Member's equity		12,114,065
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	16,653,052

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Income
For the Year Ended December 31, 2022

Revenues:		
Order routing service fees	$	28,809,182
Order router license fees		4,200,000
Interest and dividends		83,624
Total revenues		33,092,806
Cost of revenues:		
Routing fees		20,786,129
Section 31 fees		2,964,297
Clearing fees		990,305
Total cost of revenues		24,740,731
Total revenues, less cost of revenues		8,352,075
Operating expenses:		
Technology and communications		4,163,452
Employee compensation and benefits		2,565,655
Rent and office		528,000
Regulatory fees		294,721
Professional fees		102,663
Other		11,321
Total operating expenses		7,665,812
Income before income taxes		686,263
Net income	$	686,263

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	686,263
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Receivables from clearing firm		(99,999)
Due from affiliate		(232,919)
Due from parent		(44,470)
Other receivables		(29,953)
Prepaid expenses		(3,741)
Increase (decrease) in operating liabilities:		
Payable to parent		95,685
Due to affiliate		(102,742)
Accrued expenses and other liabilities		(612,262)
Net cash used by operating activities		**(344,138)**
Cash flows from financing activities:		
Capital distribution		(1,850,000)
Net cash used by financing activities		**(1,850,000)**
Net decrease in cash and cash equivalents		**(2,194,138)**
Cash and cash equivalents at beginning of year		**13,433,618**
Cash and cash equivalents at end of year	**$**	**11,239,480**

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

Balance at December 31, 2021	$	13,277,802
Capital Distribution	$	(1,850,000)
Net income		686,263
Balance at December 31, 2022	$	12,114,065

See notes to financial statements

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). During the year, the Company operated exclusively as the routing facility for its affiliate, Investors' Exchange LLC ("Exchange"), which is a registered national stock exchange. The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Order routing service fees and order router license fees

On August 19, 2016, the Company entered into a Tri-Party Expense Sharing Agreement ("Tri-Party ESA") with the Parent and Exchange to allocate the shared expenses incurred amongst the parties (See Note 5). In addition to the monthly fee for Exchange's use of the routing facility described in the next paragraph, the Company is also reimbursed by the Exchange for costs incurred on behalf of the Exchange. These reimbursements are presented on a gross basis in Order routing service fees with the corresponding expenses

presented in the Cost of revenues and Operating expenses on the Company's Statement of Income, as the Company is primarily responsible for fulfilling the promise to provide the specified good or service. Order routing service fees represent variable consideration because they are based on the level of routing activity and expense incurred for a given month.

During the year, the Company earned a fixed fee of $4,200,000 serving as the routing facility for the Exchange. This amount is included in Order router license fees. The transfer of services under the Tri-Party ESA results in the Exchange simultaneously receiving and consuming the benefits provided by the Company's performance as the Company performs over time.

Interest and dividends represent interest earned on the clearing deposit as well as dividends earned on money market funds.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees consist of costs to process, clear and settle transactions paid to BofA Securities Inc.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. No income tax provision is required to be recorded by the Company as it is a disregarded entity for tax purposes not subject to tax.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.

- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.

- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-07, Compensation – Stock Compensation (Topic 718) "Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards." The guidance aims at reducing the costs and complexity involved in determining the grant-date fair value of awards for private companies. The guidance is effective for fiscal years beginning after December 15, 2021. The Parent concluded that its current valuation methodology satisfies the requirements of the ASU.

3. Concentration of Credit Risk

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments (such as short-term money market instruments) with original maturities of less than three months. The Company maintains cash and cash equivalent balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2022, the Company had deposits at a financial institution in excess of FDIC limits of approximately $11 million.

Cash equivalents of approximately $9.2 million consist of money market funds.

Credit Risk

The Exchange is considered the sole customer of the Company, as the Company operates exclusively as the routing facility of the Exchange.

4. Receivable from Clearing Firm

As of December 31, 2022, the Company had an amount receivable from its clearing firm, BofA Securities, Inc., of $2,426,983. This balance consists of a $1,500,000 security deposit, $26,983 of interest, accumulated at the interest rate as defined in the clearing agreement and a $900,000 short-term consumable deposit to settle future invoices.

5. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party ESA, the Company will reimburse the Parent for all expenses related to the operation and maintenance of the Smart Order Router, including without limitation, licensing and registration fees, all costs of revenues, all assessments imposed by regulators, banking fees, legal fees, taxes, rent for independent commercial space leases, all expenses to outside vendors, infrastructure and data center maintenance and software support and maintenance expenses (collectively, "SOR Expenses"). At December 31,

2022, amounts Payable to parent relating to the Tri-Party ESA were approximately $321,000, payable within 30 days.

For the year ended December 31, 2022, the Company's allocation or reimbursement of expenses from the Parent, according to the terms and conditions of the Tri-Party ESA, are shown below:

Technology and communications	$ 2,356,531
Rent and office	528,000
Professional fees	108,275
Regulatory fees	9,265
	$ 3,002,071

The Company is reimbursed by Parent for costs relating to Parent. At December 31, 2022, amount due from Parent was approximately $44,000.

As part of the Tri-Party ESA, the Company agreed to be reimbursed on a monthly basis for SOR expenses incurred on behalf of Exchange. At December 31, 2022, amounts Due from affiliate relating to the Tri-Party ESA were approximately $2.9 million, receivable within 30 days. Included in the amount Due from affiliate is a monthly Software License Fee as specified by the Tri-Party ESA. This fee was $350,000 per month.

For the year ended December 31, 2022, the Company's allocation of expenses to the Exchange, according to the terms and conditions of the Tri-Party ESA, are shown below:

Routing fees	$ 20,786,129
Technology and communications	3,958,195
SEC Section 31 fees	2,964,280
Clearing fees	990,305
Regulatory fees	110,274
	$ 28,809,183

As part of the Tri-Party ESA, the Exchange agreed to be reimbursed on a monthly basis for personnel expenses incurred on behalf of the Company. At December 31, 2022, amounts Due to affiliate relating to the Tri-Party ESA were approximately $250,000, receivable within 30 days.

For the year ended December 31, 2022, the Company's allocation of expenses from the Exchange, according to the terms and conditions of the Tri-Party ESA, are shown below:

Employee compensation and benefits	$ 2,565,655
	$ 2,565,655

Capital Distributions and Contributions

During 2022, the Company made a capital distribution of approximately $1.9 million to the Parent.

6. Share-Based Compensation

The Parent maintains the 2012 and 2022 Equity Incentive Plans (the "Plans"), that were approved by the Parent's Board of Directors and Stockholders in June 2012 and June 2022, respectively. The Plans permit the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation, salary and benefit expenses to Exchange through the Tri-Party ESA based upon services provided by the Parent's employees. In turn, Exchange allocates a portion of these expenses to the Company. During the year ended December 31, 2022, the Company incurred approximately $1,046,000 in stock compensation expense which is recorded in Employee compensation and benefits on the Statement of Income.

7. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000 at December 31, 2022.

At December 31, 2022, the Company had net capital of approximately $8,943,000, which exceeded the minimum requirement of approximately $303,000 by $8,640,000. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

8. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

9. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and has determined that there are no subsequent events requiring disclosures or adjustments to the financial statements.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2022

Net Capital	
Total member's equity	$ 12,114,065
Subordinated liabilities	-
Total capital and allowable subordinated liabilities	$ 12,114,065
Deductibles/charges:	
Nonallowable assets:	
Due from affiliate	2,876,306
Due from non-members	29,953
Due from parent	44,470
Prepaid expenses	35,860
	2,986,589
Net Capital before haircuts on securities positions	9,127,476
Haircuts on securities positions:	
Other securities	184,790
Net Capital	$ 8,942,686
Minimum net capital required (6-2/3% of aggregate indebteness)	302,599
Excess net capital	$ 8,640,087
Aggregate indebtedness	
Items included in statement of financial condition:	
Accrued and other liabilities	3,968,166
Due to Affiliate	249,753
Payable to parent	321,068
Total aggregate indebtedness	$ 4,538,987
Ratio of aggregate indebtedness to net capital	0.51 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2022, as filed on February 28, 2023.

Schedule J & M

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2022

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(ii) of the rule.